Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

1 November 2017

DR. FRÉDÉRIC TRIEBEL PRESENTED AT THE WORLD IMMUNOTHERAPY

CONGRESS 2017

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) announces that Dr. Frédéric Triebel, Prima’s Chief Scientific Officer and Medical Officer, gave an oral presentation at the World Immunotherapy Congress 2017 in Basel, Switzerland at 5.50pm CEST on October 31, 2017.

The presentation included the following information and data:

•	Overview of Lymphocyte Activation Gene-3 (LAG-3) and its structural relationship to the other MHC class II ligand, CD4;

•	Therapeutic potential of engaging (in cancer) or suppressing (in auto-immune diseases) the human immune response by modulating either LAG-3 or its ligand MHC class II;

•	Overview of the unique structure of Prima’s lead product candidate, eftilagimod alpha (LAG-3Ig or IMP321), as a MHC class II agonist and antigen presenting cell activator; and

•	Review of Prima’s ongoing oncology-focused clinical trials of eftilagimod alpha (AIPAC, TACTI-mel and INSIGHT) including:

•	Immune monitoring data from the run-in phase of the AIPAC clinical trial showing robust infiltration of T cells around tumor noduleswith some T cells infiltrating the nodules following 13 eftilagimod alpha s.c. injections in a metastatic breast cancer patient treated with paclitaxel weekly; and

•	Three patients have been recruited for Stratum A (intratumoral (i.t.)) and Stratum B (intraperitoneal (i.p.)) of the INSIGHT clinical trial.

The TACTI-mel Phase 1 clinical trial, being undertaken in Australia, is investigating the use of eftilagimod alpha in combination with pembrolizumab (KEYTRUDA) in metastatic melanoma patients. The patients eligible to participate in the TACTI-mel Phase 1 clinical trial are those that have either had no response or a suboptimal response to KEYTRUDA monotherapy as a first-line of treatment.

New data in relation to the first and second patient cohort of TACTI-mel will be presented at the Society for Immunotherapy of Cancer (SITC) 2017 meeting on 10-12 November, as previously announced.

A copy of Dr Triebel’s presentation slides presented at the World Immunotherapy Congress 2017 is available on Prima’s website in the Presentations section of the Investors tab at http://primabiomed.com.au/investor/presentations.php

Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is eftilagimod alpha (LAG-3Ig or IMP321), based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. Eftilagimod alpha, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. Eftilagimod alpha is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Prima Biomed

+1 (917) 860-9404; jay.campbell@primabiomed.com.au

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com